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                                                              [LOGO] SBI.
                                                                     and Company

SBI and Company
2825 E. Cottonwood Parkway
Suite 480
Salt Lake City, UT 84121
www.sbiandcompany.com


ANNOUNCEMENT
For Immediate Release


                     SBI and Company Successfully Completes
                  Tender Offer for Shares of Lante Corporation;
                          96% of Lante Shares Tendered


SALT LAKE CITY, AUGUST 29, 2002 - SBI and Company (SBI) announced today the completion of its cash tender offer, at $1.10 per share, for all outstanding shares of common stock of Lante Corporation, (NASDAQ: LNTE). The tender offer expired at 12:00 midnight, Eastern Time, on Wednesday, August 28, 2002.

SBI has been advised by Alpine Fiduciary Services, Inc., the depositary for the tender offer, that a total of approximately 36,597,153 shares of Lante common stock (including approximately 86,839 shares tendered through notice of guaranteed delivery) were tendered into the offer and not withdrawn. This represents approximately 96% of Lante's issued and outstanding shares. SBI Acquisition Corp., the wholly-owned subsidiary of SBI, has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

Pursuant to the acquisition agreement, SBI and Lante intend to consummate a second-step merger in which all of the remaining stockholders of Lante will receive the same $1.10 per share price paid in the tender offer. Because SBI acquired greater than 90% of the outstanding Lante shares, the merger will be completed without the vote of Lante's stockholders. SBI currently estimates that this merger will occur during the first half of September.

Georgeson Shareholder Securities Corporation acted as Dealer Manager for the tender offer.

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       SBI SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES OF LANTE PAGE 2

ABOUT SBI AND COMPANY
SBI and Company is a leading professional services firm that helps clients leverage technology, business process optimization (BPO) solutions, and creative services to improve their businesses. SBI's customer-, enterprise-, and supplier-facing solutions help clients acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance operational productivity and efficiency, and gain more value from their enterprise resource planning (ERP) systems. The company's vertical market, business process, technology and creative expertise coupled with proven delivery methodologies, enable it to provide solutions on time and on budget. SBI and Company, headquartered in Salt Lake City, has offices in major cities across the U.S. For more information, visit WWW.SBIANDCOMPANY.COM.

ABOUT LANTE
Lante is a leading information technology consulting company focused on helping Global 2000 companies meet business needs by successfully managing their network of customers, suppliers and business partners. Since its inception in 1984, Lante has been an innovator in helping enterprises apply new information technology to create competitively superior businesses. Headquartered in Chicago, Lante serves clients from offices throughout the United States. Its Web site is www.lante.com.

For more information, please contact:

Michael Adams
SBI and Company
(801) 492-1479
MADAMS@SBIANDCOMPANY.COM

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